EXHIBIT 2.1

ASSIGNMENT, BILL OF SALE AND CONVEYANCE

STATE OF LOUISIANA

PARISH OF BEAUREGARD

KNOW ALL MEN BY THESE PRESENTS THAT:

This Assignment, Bill of Sale and Conveyance dated as of October 25, 2018 (this "Assignment"), is entered into by and between RIVIERA UPSTREAM, LLC, F/K/A LINN ENERGY HOLDINGS, LLC, a Delaware limited liability company ("Assignor"), whose address is 600 Travis Street, Suite 1700, Houston, Texas, represented herein by James G. Frew, its duly authorized Executive Vice President and CFO, and EMPIRE LOUISIANA LLC D/B/A EMPIRE LOUISIANA LLC OF DELAWARE, a Delaware limited liability company ("Assignee"), whose mailing address is 1203 E. 33rd Street, Suite 250, Tulsa Oklahoma 74105, represented herein by Michael Morrisett, its duly authorized President, on the following terms and provisions:

NOW, THEREFORE, effective as of October 1, 2018, at 7:00 a.m., local time in Dequincy, Louisiana (the "Effective Time") and for and in consideration of the sum of Ten and No/100  Dollars and other valuable consideration ($10.00 & OVC), the receipt and sufficiency of which are hereby acknowledged, Assignor has granted, bargained, sold, conveyed and assigned, and does by these presents grant, bargain, sell, convey and assign unto and in favor of Assignee effective as of the Effective Time, all of Assignor's right, title and interest, whether legal, equitable, present, contingent or reversionary, in and to the following (collectively, the "Assets"):

(a) The oil, gas and mineral leases described in Exhibit "A-1" attached hereto (the "Leases") and, with respect to the Leases, the oil and/or gas wells located thereon, including those described in Exhibit "A-2" (the "Wells") along with all other right, title and interest of Assignor in and to the Wells and the Leases;

(b) Except to the extent as may be limited by the Leases, all of Assignor's rights, privileges, benefits and powers conferred upon Assignor, as the holder of any Lease, with respect to the use and occupation of the surface of, as well as the subsurface depths under, the lands covered by such Lease that may be necessary or useful to the possession and enjoyment of such Lease; except to the extent as may be limited by the Leases, all of Assignor's rights in any pools or units which include all or any part of any Lease or any Well (the "Units"), including Assignor's right, title and interest in production from any Unit, regardless of whether such Unit production is derived from wells located on or off a Lease and Assignor's right, title and interest in any wells within any such Unit;

(c) All real, personal, and mixed, movable and immovable property, fixtures, and facilities, including, without limitation, all: fee interests in minerals, surface interests and timber, oil wells, gas wells, saltwater disposal wells, water injection wells, and water source wells (whether producing, plugged and abandoned, temporarily plugged, held for future utility, shut-in, injection, disposal, or fresh water supply); gas gathering systems and lines, treating systems, processing systems, amine units, flow lines, injection lines, other pipelines, buildings, tanks, boilers, compressors and all other fixtures and improvements attached and appurtenant, described in Exhibit "A-3" and those used in connection with the Assets described on Exhibits A-1 and A-2 (collectively, the "Real Estate and Improvements");

(d) All of Assignor's right, title and interest in and to all equipment, including, without limitation, all: machinery, equipment (surface and downhole), tubing rods, engines, pumping units, inventory, utility lines, power lines, telephone lines, roads and other appurtenances, including all used or acquired for use with the Assets described in Exhibits, A-1, A-2 and A-3, and that equipment listed specifically on Exhibit "A-4", (collectively, the "Equipment");

(e) All of Assignor's right, title and interest in effect and of record as of the Effective Time in and to the Hydrocarbons produced from the Assets after the Effective Time, including "line fill" and inventory below the pipeline connection in tanks, attributable to the Wells, the Leases and Units; and

(f) Copies of, all of the files, records, information and data relating directly to the Assets in Assignor's possession, including title records, title opinions, title certificates, production records, severance tax records, and all other information relating directly to the ownership or operation of the Assets, but exclusive of (i) any such records, data or information where transfer of same is prohibited by third party agreements or applicable law, as to which Assignor is unable to secure a waiver, (ii) accounting and tax records related to the Assets, (iii) internal reserve reports and estimates and (iv) the work product of Assignor's legal counsel, excluding title opinions (collectively, the "Records").

TO HAVE AND TO HOLD the Assets unto Assignee its successors and assigns, forever, subject, however, to the terms and conditions of this Assignment.

Assignor hereby agrees to warrant and forever defend title to the Assets unto Assignee, its successors and assigns against every person whomsoever lawfully claiming or to claim the same or any part thereof, by, through or under Assignor, but not otherwise; subject, however, to the Permitted Encumbrances.

For purposes of this Assignment, "Permitted Encumbrances" shall mean (A) liens for taxes which are not yet delinquent or which are being contested in good faith and for which Assignor shall be responsible after the Closing; (B) normal and customary liens of co-owners under operating agreements, unitization agreements, and pooling orders relating to the Assets, which obligations are not yet due and pursuant to which Assignor is not in default; (C) mechanic's and materialman's liens relating to the Assets, which obligations are not yet due and for which Assignor shall be responsible after the Closing; (D) liens arising in the ordinary course of business consisting of minor defects and irregularities in title or other restrictions (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of hydrocarbons or similar agreements, or otherwise in the ordinary course of business) that are of the nature customarily accepted by prudent purchasers of oil and gas properties and do not materially affect the value of any property encumbered thereby or materially impair the ability of the obligor to use any such property in its operations; (E) all approvals or rights to consent by, required notices to, filing with or other actions by governmental entities, including the Louisiana State Mineral and Energy Board acting on behalf of the State of Louisiana, in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance; (F) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of operations, pipelines, or facilities or the like to the extent the same do not unreasonably interfere with the operation and ownership of the Assets; (G) easements, rights-of-way, servitudes, permits and other rights, on, over or in respect of any of the Leases to the extent the same do not unreasonably interfere with the operation and ownership of the Assets; (H) other liens, contracts, agreements, instruments, obligations, defects and irregularities affecting the Wells which individually or in the aggregate do not unreasonably interfere with the operation and ownership of the Assets; and (I) all rights reserved to or vested in any governmental entity to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of governmental authority.

1.          PERSONAL PROPERTY CONVEYED "AS IS, WHERE IS":  Additionally, any and all equipment, personal property, and wells to be conveyed hereunder, shall be conveyed without warranty or representation of any kind as to the condition, quality, quantity, or weight, and ASSIGNEE DOES HEREBY ACCEPT SUCH EQUIPMENT, PERSONAL PROPERTY, AND WELLS ON AN "AS IS, WHERE IS" BASIS AND WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OF FITNESS FOR ANY KNOWN PURPOSE, MERCHANTABILITY, OR OF ANY OTHER KIND.  Further, ASSIGNOR makes no representation or warranty of any kind, either express or implied, as to the accuracy, completeness, or veracity of any data, information, or materials supplied or furnished to assignee, whether such data, information, or materials are supplied or furnished contemporaneously herewith, prior to, or subsequent to the execution hereof.  Any reliance upon any such data, information, or materials so supplied or furnished, shall be at ASSIGNEE's sole risk.

2.          ENVIRONMENTAL MATTERS:  ASSIGNOR makes no representation or warranty of any kind, either express or implied, as to the existence or non-existence of any naturally occurring radioactive materials, hazardous wastes, or hazardous materials, on, in, or under the Assets covered hereby.  ASSIGNEE shall accept the interests in the Assets and interests covered hereby on an "AS IS, WHERE IS" basis and shall assume any and all liability and/or expense for any restoration, clean-up, disposal, or removal which may be incurred as the result of the existence or discovery of any such material or waste on, in, or under the Assets or interests described herein, other than with respect to any penalties and/or fines that may be assessed against ASSIGNOR in connection with ASSIGNOR's actions or omissions prior to the Effective Time. ASSIGNEE acknowledges that ASSIGNEE has had an opportunity to conduct an onsite environmental assessment of the Assets and to conduct such tests, examinations, investigations, and studies as may be necessary in ASSIGNEE's sole judgment to determine the condition of the Assets and the presence of waste or contaminants.    ASSIGNEE assumes full responsibility for, and agrees to indemnify, hold harmless and defend ASSIGNOR from and against all loss, liability, claims, fines, expenses, costs (including attorney's fees and expenses) and causes of action caused by or arising out of any violation of any environmental law or regulation (including common law), or the presence, disposal, release or threatened release of any hazardous substance ("Hazardous Substance") (as the terms "release" and "hazardous substance" are defined in the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. §§9601, et seq.) from the Assets into the atmosphere or into or upon land or any water course or body of water, including groundwater, whether or not attributable to the ASSIGNOR's activities or the activities of third parties (regardless of whether or not the ASSIGNOR was or is aware of such activities) prior to, during or after the period of ASSIGNOR's ownership of the Assets, other than with respect to any penalties and/or fines that may be assessed against ASSIGNOR in connection with ASSIGNOR's actions or omissions prior to the Effective Time.  This indemnification and assumption shall apply, but is not limited to, liability for response actions undertaken pursuant to CERCLA or any other environmental law or regulation.

3.          OPERATIONS AFTER THE EFFECTIVE TIME; PRORATION OF PRODUCTION AND EXPENSES:  ASSIGNOR shall be responsible for payment of all expenses incurred with respect to the Assets prior to the Effective Time.  ASSIGNEE shall be responsible for payment of all expenses incurred with respect to the Assets after the Effective Time.  "Expenses" under this Paragraph shall include any expenses incurred in the operation, protection, or maintenance of the Assets.

All production from oil and gas wells, and all proceeds from the sale thereof, including proceeds from the sale of any oil in storage above the pipeline connection, and any funds held in suspense or escrow, any of which are attributable to production prior to the Effective Time, shall be the property of ASSIGNOR.  All production from oil and gas wells, and all proceeds from the sale thereof attributable to production after the Effective Time shall be the property of ASSIGNEE.

Within ninety (90) days after the Effective Time, ASSIGNOR and ASSIGNEE shall make a settlement to account for all production proceeds received and all operating expenditures paid by ASSIGNOR after the Effective Time.  Within six (6) months after the Effective Time, either party may, at its own expense, audit the other party's books, accounts and records relating to production proceeds and operating expenses paid which may have been adjusted on account of this transaction.  Such audit shall be conducted so as to cause a minimum of inconvenience to the audited party.

4.         ASSUMPTION OF OBLIGATIONS:  ASSIGNEE shall assume all obligations and perform all duties of ownership resulting from the ownership of the Assets after the Effective Time, including, but not limited to, the following:

(a) ASSIGNEE shall execute any forms or documents required to effect a change of ownership on the records of the state or federal agencies with authority to regulate operations conducted on the Assets;

(b) ASSIGNEE shall operate any and all wells in compliance and conformity with the applicable state and federal laws;

(c) ASSIGNEE shall properly plug any and all wells conveyed, in accordance with the applicable state and federal laws, if and when the wells conveyed herein are abandoned or are required to be plugged; and

(d) ASSIGNEE shall assume all obligations, express or implied, of ASSIGNOR under the Assets insofar as such obligations are applicable to the rights herein assigned, whether such obligations arise from lease, contract, agreement, or otherwise, as well as all of the obligations hereof.

5.          EXISTING BURDENS:  The interests in the Assets covered by this Assignment are conveyed by ASSIGNOR and accepted by ASSIGNEE subject to all existing burdens with which the Assets are encumbered, and ASSIGNEE hereby assumes and agrees to pay, perform, or carry, as the case may be, each of the existing burdens to the extent that such existing burdens are or remain a burden on the interest in the Assets herein assigned.  The term "existing burdens" as used herein shall mean all royalties, overriding royalties, production payments, net profit obligations, carried working interest and any and all other payments out of or with respect to production, with which the Assets are burdened as of the date hereof.

Additionally, the interest in the Assets described herein is conveyed subject to the terms and provisions of any existing operating agreements, unit agreements, product sales agreements, gas purchase and sale agreements, farmout agreements, as well as any and all other agreements to which the Assets may be subject.  Any and all obligations, duties, and liabilities accruing under such agreements shall be assumed by and become the responsibility of ASSIGNEE.  This Assignment is subject to any pre-existing preferential rights to purchase in favor of third parties whether known or unknown.

6.        PROPERTY AND AD VALOREM TAXES:  Property and ad valorem taxes with respect to the period prior to the Effective Time shall be paid by ASSIGNOR.  All property and ad valorem taxes with respect to the period commencing the Effective Time shall be paid by ASSIGNEE.

7.          INDEMNIFICATION:

(a) ASSIGNEE shall defend, indemnify and hold harmless ASSIGNOR, its affiliates, and their respective officers, partners, employees, and agents, and their respective successors and assigns, from any and all liability, liens, demands, judgments, suits, and claims of any kind or character arising out of, in connection with, or resulting from ASSIGNEE's ownership or operation of the Assets described herein, on or after the Effective Time; including, but not limited to, claims for injury or death of any persons, or damage, loss, or destruction of any real or personal property under any theory, including tort, contract or strict liability.  ASSIGNEE further covenants and agrees to defend any suits brought against ASSIGNOR, its affiliates, and their respective officers, partners, employees, and agents, and their respective successors and assigns, on account of any such claims and to pay any judgments against any of them resulting from any such suit or suits, along with all costs and expenses relative to any such claims, including attorney's fees; provided, ASSIGNOR shall, nevertheless, at its cost and expense, have the right, if it so elects, to participate in the defense of any such suit or suits in which it may be a party, without relieving ASSIGNEE of the obligation to defend the same.

(b) Except as otherwise agreed in Article 2, ASSIGNOR shall defend, indemnify and hold harmless ASSIGNEE, its successors and assigns, from any and all liability, liens, demands, judgments, suits, and claims of any kind or character arising out of, in connection with, or resulting from ASSIGNOR's ownership and operation of the Assets prior to the Effective Time; including, but not limited to, claims for injury or death of any persons, or damage, loss, or destruction of any real or personal property under any theory, including tort, contract or strict liability.  ASSIGNOR further covenants and agrees to defend any suits brought against ASSIGNEE on account of any such claims and to pay any judgment against ASSIGNEE, resulting from any such suit or suits, along with all costs and expenses relative to any such claims, including attorney's fees; provided, ASSIGNEE shall, nevertheless, at its cost and expense, have the right, if it so elects, to participate in the defense of any such suit or suits in which it may be a party without relieving ASSIGNOR of the obligation to defend the same.

(c) EXCEPT AS OTHERWISE EXPRESSLY LIMITED HEREIN, ALL THE INDEMNITY OBLIGATIONS AND/OR LIABILITIES ASSUMED UNDER THE TERMS OF THIS ASSIGNMENT SHALL BE WITHOUT LIMITS AND WITHOUT REGARD TO THE CAUSE OR CAUSES THEREOF (INCLUDING PRE-EXISTING CONDITIONS), STRICT LIABILITY, OR THE NEGLIGENCE OF ANY PARTY OR PARTIES (INCLUDING THE NEGLIGENCE OF THE INDEMNIFIED PARTY), WHETHER SUCH NEGLIGENCE BE SOLE, JOINT, CONCURRENT, ACTIVE, OR PASSIVE.

Each of Assignor and Assignee, without further consideration, will use its good faith efforts to execute, deliver and (if applicable) file or record or cause to be executed, delivered and (if applicable) filed or recorded such other instruments of assignment and transfer, and take such other action as may be reasonably required of Assignor or Assignee, as applicable, to carry out the purposes of this Assignment.

To the extent transferable and permitted by applicable law, Assignee shall be fully substituted and subrogated to Assignor's rights in and to warranties given with respect to the Assets.  Assignor hereby grants and transfers to Assignee, its successors and assigns, to the extent so transferable and permitted by law, the benefit of and the right to enforce the covenants and warranties, if any, which Assignor is entitled to enforce with respect to the Assets.

This Assignment and the legal relations between the parties will be governed by and construed in accordance with the Laws of the State of Louisiana, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

The Exhibits to this Assignment are hereby incorporated into this Assignment and are hereby made a part of this Assignment as if set out in full in this Assignment.

All the terms and provisions hereof shall be binding upon and inure to the benefit of Assignor, Assignee and their respective successors and assigns.

This Assignment may be signed in counterparts and when executed by Assignor and Assignee shall have the same force and effect as if both parties had executed the same instrument. Additionally, the counterpart signature and acknowledgment pages may be combined to form one original for all purposes, including (without limitation) recordation.

This Assignment and the exhibits attached hereto, and all instruments to be executed and delivered pursuant hereto, constitute the entire agreement among the Assignors and Assignee pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Assignors and Assignee pertaining to the subject matter hereof.  No supplement, amendment, alteration, modification or waiver of this Assignment shall be binding unless executed in writing by the Assignors and Assignee and specifically referencing this Assignment.

IN WITNESS WHEREOF, this instrument is executed on this 25th day of October, 2018, but shall be effective as the Effective Time.

WITNESSES:	ASSIGNOR

/s/ Anthony Barger	RIVIERA UPSTREAM, LLC
F/K/A LINN ENERGY HOLDINGS, LLC
Print Name: Anthony Barger
/s/ Daniel Furbee
By: Daniel Furbee Title: Executive VP & COO
/s/ Cato Clark
Print Name: Cato Clark

IN WITNESS WHEREOF, this instrument is executed on this 31st day of October, 2018, but shall be effective as of the Effective Time.

WITNESSES:	ASSIGNEE

/s/ Lisa Feagins	EMPIRE LOUISIANA LLC D/B/A EMPIRE LOUISIANA LLC OF
DELAWARE
Print Name: Lisa Feagins
/s/ Michael Morrisett
By: Michael Morrisett Title: President
/s/ Rebecca A. Bray
Print Name: Rebecca A. Bray

THE STATE OF TEXAS	§
§
COUNTY OF HARRIS	§

This instrument was acknowledged before me this 25th day of October, 2018, by David Furbee, known to me to be the Executive VP & COO of Riviera Upstream, LLC, f/k/a Linn Energy Holdings, LLC, a Delaware limited liability company, who affirmed that the foregoing instrument was signed on behalf of such company and that the execution of this instrument was the free act and deed of such company.

             /s/ Kristen Christensen
Notary Public in and for the State of Texas

THE STATE OF OKLAHOMA	§
§
COUNTY OF TULSA	§

On this 31st day of October, 2018, before me appeared Michael Morrisett, to me personally known, who, being by me duly sworn, did say that he is President of Empire Louisiana LLC d/b/a Empire Louisiana LLC of Delaware, that the foregoing instrument was signed on behalf of said limited liability company, by authority of its sole member, and Michael Morrisett acknowledged the instrument to be the free act and deed of said limited liability company.

             /s/ Deborah A. Calico
Print name:  Deborah A. Calico
NOTARY PUBLIC (ID NO. 00012157)